EXHIBIT 12.1

EZCHIP SEMICONDUCTOR LTD

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2004	2005	2006	2007	2008	Six Months Ended June 30, 2009
	(Dollars in thousands, except ratios)

EARNINGS (LOSSES):
Earnings (losses) before noncontrolling interests	$(9,154)	$(10,438)	$(12,489)	$(4,533)	$(4,637)	$664
Discount on long term loan (a)	-	-	(663)	663	-	-

Earnings (loss) before fixed charges	$(9,154)	$(10,438)	$(13,152)	$(3,870)	$(4,637)	$664

FIXED CHARGES:

Interest expenses	$56	$-	$110	$272	$-	$-
Amortization of discount on long-term loan	88	-	80	663	-	-
Discount on long term loan (a)	--	-	663	(663)	-	-

Total Fixed Charges	$144	$-	$853	$272	$-	$-

Adjusted earnings (losses)	$(9,010)	$(10,438)	$(12,299)	$(3,598)	$(4,637)	$664

Ratio of earnings to fixed charges	- (b )	N/A	- (c )	- (d )	N/A	N/A

(a)	Includes, fair value of shares issued in connection with obtaining long-term loan.

(b)	Due to the loss recorded in 2004, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $9.0 million to achieve coverage of 1:1 in 2004.

(c)	Due to the loss recorded in 2006, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $12.3 million to achieve coverage of 1:1 in 2006.

(d)	Due to the loss recorded in 2007, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $3.6 million to achieve coverage of 1:1 in 2007.